FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




For the month of July 2004

Commission File Number 333-7182-01

                                   CEZ, a. s.

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                 (Translation of registrant's name into English)
                                c/o Duhova 2/1444
                                 140 53 Prague 4
                                 Czech Republic

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                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F. X    Form 40-F
                                ---            ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
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Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes       No X
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If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
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The following information was filed by CEZ, a. s. in Czech language with the
Prague Stock Exchange as required by its rules and regulations:


                                New Subsidiaries


In pursuit of the integration of the CEZ group, CEZ, a.s. has established the first of the subsidiaries who will be in charge of certain support services for the group as a whole, namely CEZData, s.r.o., with its registered office in Pilsen and with a registered capital of two million CZK, to be stocked up by 450 million CZK. This company, which has already acquired legal existence by way of entry into the Commercial Register, will perform IT services for the entire CEZ group.

Among the further companies that have been founded already but have not yet been entered into the Commercial Register are CEZ Zakaznicke sluzby, s.r.o., with its registered seat in Pilsen and a registered capital of 20 million CZK and CEZ Logistika, s.r.o., with its registered seat in Ostrava and a registered capital of 200 million CZK. CEZ Zakaznicke sluzby, s.r.o. will perform services that support sales and distribution of electricity and customer services for holders of trading and distribution licenses. CEZ Logistika will be in charge of centralized purchasing of material and services for the CEZ group.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                               CEZ, a. s.

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                                              (Registrant)

Date:  July 14, 2004

                                       By: /s/ Libuse Latalova
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                                              Libuse Latalova
                                        Head of Finance Administration